FOR IMMEDIATE RELEASE

Brookfield Agrees to ACQUIRE CENTER PARCS from blackstone

LONDON (2 June, 2015) – Blackstone (NYSE: BX) and Brookfield Property Partners L.P. (NYSE: BPY; TSX: BPY.UN) announce that a Brookfield-managed fund has agreed to acquire Center Parcs UK for an undisclosed sum from funds managed by Blackstone’s private equity and real estate businesses. The transaction is due to complete by the end of July.

Center Parcs operates five short break destinations across the UK: Sherwood Forest, Nottinghamshire; Elveden Forest, Suffolk; Longleat Forest, Wiltshire; Whinfell Forest, Cumbria and Woburn Forest, Bedfordshire. In 2015, Center Parcs expects to welcome more than two million guests. The Center Parcs concept originated in Holland in 1967, with Sherwood Forest opening in the UK in 1987. Each Center Parcs is nestled within around 400 acres of protected and enhanced woodland, with the holiday village designed to complement and work with the forest environment. Center Parcs UK is a separate entity to Center Parcs Europe. Center Parcs UK’s occupancy levels have averaged approximately 97% over the last five years.

Ric Clark, chief executive officer of Brookfield Property Group, said:

“To date, Brookfield Property Group’s investment activity in the UK has focused primarily on the office and logistics market; however, our global portfolio has always encompassed a broader mix of asset types including property deriving its returns from leisure activities.

“Center Parcs’ villages are high-quality, popular short break destinations for friends and families, with loyal guests and outstanding service. Although these resorts are already producing steady streams of cash flow supported by nearly full occupancy year-round, we see compelling opportunities to grow the business and enhance our investment returns.”

Gerry Murphy, Chairman of The Blackstone Group International Partners LLP, said:

“Having bought Center Parcs in 2006 and invested in its growth, it has been an excellent investment for us. We are sure that it will go on to even greater success under new ownership. The management and employees of Center Parcs are outstanding and will take the business onto a new chapter in its story.”

Martin Dalby, Chief Executive of Center Parcs, said:

“This announcement marks the beginning of an exciting new chapter for Center Parcs. From the first time we met, Brookfield has demonstrated a real understanding of our business and I am absolutely convinced that we can work together to achieve our strategic goals. I believe the future of Center Parcs is in very good hands with Brookfield.

“Under Blackstone’s ownership, Center Parcs has flourished, and I would like to thank them for their support and commitment to our business.”

Rothschild, Bank of America Merrill Lynch and Morgan Stanley acted as advisors to Blackstone.

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About Blackstone:

Blackstone is one of the world’s leading investment firms. We seek to create positive economic impact and long-term value for our investors, the companies we invest in, and the communities in which we work. We do this by using extraordinary people and flexible capital to help companies solve problems. Our asset management businesses, with over $300 billion in assets under management, include investment vehicles focused on private equity, real estate, public debt and equity, non-investment grade credit, real assets and secondary funds, all on a global basis. Blackstone also provides various financial advisory services, including financial and strategic advisory, restructuring and reorganization advisory and fund placement services. Further information is available at www.blackstone.com. Follow Blackstone on twitter @Blackstone

About Brookfield:

Brookfield Property Partners is one of the world’s largest commercial real estate companies. Our goal is to be the leading global owner, operator and investor in best-in-class commercial property assets. Our diversified portfolio includes interests in over 100 premier office properties and over 150 best-in-class retail malls around the globe. We also hold interests in multifamily, industrial, hotel and triple net lease assets through Brookfield-managed private funds. For more information, please visit www.brookfieldpropertypartners.com

For further information:

Blackstone

Andrew Dowler

+44 (0)20 7451 4275

andrew.dowler@blackstone.com

Brookfield

Melissa Coley

+1-212-417-7215

melissa.coley@brookfield.com

Ged Brumby, Smithfield Consultants

+44 (0)20 7903 0674

gbrumby@smithfieldgroup.com

Investor Contact:

Matt Cherry

Brookfield

+1-212-417-7488

matthew.cherry@brookfield.com

Center Parcs

Simon Sporborg

Brunswick

+44 (0)20 7404 5959

ssporborg@brunswickgroup.com

Forward looking statements

This announcement may contain forward-looking statements, including statements about the completion of the purchase of Center Parcs, anticipated benefits of the proposed transaction and other matters that are not historical facts. You can identify these forward-looking statements by the use of words such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Neither Blackstone nor Brookfield undertakes any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.